SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.2)


                         Meditech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584913305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gerald N. Kern
                       c/o Meditech Pharmaceuticals, Inc.
                        10105 E. Via Linda, #103, PMB-382
                              Scottsdale, AZ 85258
                                 (480) 614-2874
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469

                                February _, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584913305                    13D/A                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gerald N. Kern
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    31,060 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          206,754 (2)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    31,060 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    206,754 (2)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,814
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes 25,550 shares of common stock issuable upon exercise of options which are presently exercisable or exercisable within 60 days of the date hereof.
(2) Consists of 206,754 shares held by Petro-Med, Inc.

CUSIP No. 584913305                    13D/A                   Page 3 of 6 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Petro-Med, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    206,754
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          31,060 (1)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    206,754
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    31,060 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     237,814
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Consists of 31,060 shares beneficially owned by Geraln N. Kern.

CUSIP No. 584913305                  13D/A                     Page 4 of 6 Pages


                                 Schedule 13D/A
                                 --------------

         This Amendment No. 2 to Statement on Schedule 13D ("Amendment") amends and restates the Amendment No. 1 to Statement on Schedule 13D originally filed on or about January 25, 2005 and the Statement on Schedule 13D originally filed on or about November 11, 2004 (the "Original Filings") relating to the common stock, par value $0.001 per share (the "Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Issuer"). To the extent necessary, the Original Filings are hereby incorporated by reference.
________________________________________________________________________________
Item 1.  Security and Issuer.

         Security:         Common Stock, $0.001 par value.
         Issuer:           Meditech Pharmaceuticals, Inc.
                           10105 E. Via Linda, #103, PMB-382
                           Scottsdale, AZ 85258
________________________________________________________________________________
Item 2.  Identity and Background.

(a) This Amendment is jointly filed by Petro-Med, Inc., a Nevada corporation ("Petro-Med"), and Gerald N. Kern, a resident of the State of Arizona ("Kern," and collectively with Petro-Med, the "Reporting Persons").

(b) (i) PETRO-MED. Petro-Med's business address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

         (ii) KERN. Kern's address is 10105 E. Via Linda, #103, PMB-382, Scottsdale, AZ 85258.

(c) (i) PETRO-MED. Petro-Med is a Nevada corporation which previously served as a holding company of the Issuer's common stock. Kern is the sole member of Petro-Med's Board of Directors. Kern is also the President and Chief Executive Officer of Petro-Med.

         (ii) KERN. Kern is a resident of the State of Arizona. Kern's principal business is as a business executive.

(d)      During the last five years, no Reporting Person has been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Petro-Med is incorporated in the State of Nevada. Kern is a citizen of the United States.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         On January 31, 2005, Kern sold 750,000 shares of Common Stock to Halter Capital Corporation in exchange for $125,000 cash along with another selling stockholder. The purpose of the transaction was to enable new ownership to diversify the Issuer's business beyond the pharmaceutical industry.

         Kern does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

or

(j)      any action similar to any of those enumerated above.
________________________________________________________________________________

CUSIP No. 584913305                  13D/A                     Page 5 of 6 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) (i) PETRO-MED. As of the date of this Amendment, Petro-Med is the beneficial owner of 237,814 shares of common stock of the Issuer. Based upon a total of 1,851,855 shares outstanding, the shares which Petro-Med is the beneficial owner of represent 12.8% of the outstanding shares.

(b) (ii) KERN. As of the date of this Amendment, Kern is the beneficial owner of 237,814 shares of common stock of the Issuer. The 237,814 shares held by Kern include (a) 5,510 held of record, (b) 206,754 shares owned by Petro-Med and (c) 25,550 shares issuable upon exercise of outstanding stock options. Based upon a total of 1,851,855 shares outstanding, the shares which Kern is the beneficial owner of represent 12.8% of the outstanding shares. The foregoing does not include 88,262 shares beneficially owned by Kern's spouse, as to which shares Kern disclaims beneficial ownership.

(c) (i) PETRO-MED. Petro-Med has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 206,754 shares of the Issuer.

         (ii) KERN. Kern has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of 31,060 shares of the Issuer. Kern has the shared power to vote, or direct the vote of, and to dispose, or direct the disposition of 206,754 shares of the Issuer through Petro-Med's ownership of such shares.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) Employee Stock Option Agreements between the Issuer and Kern with respect to 25,550 shares of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

(a)      Joint Filing  Agreement  between  Petro-Med and Kern filed  herewith as
         Exhibit A.

(a)      The Stock  Purchase  Agreement  dated as of January  26,  2005 filed as
         Exhibit 10.1 to the Issuer's Current Report on Form 8-K on February 1, 2005 is hereby incorporated herein by reference.
________________________________________________________________________________

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certify that the information set forth in this Amendment is true, complete and correct.




Date:  February _, 2005                  Petro Med, Inc.


                                         By: /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern, Chief Executive Officer

                                          /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern

                                    EXHIBIT A
                                    ---------

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Meditech Pharmaceuticals, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of this __th day of February, 2005.



                                         Petro Med, Inc.

                                         By: /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern, Chief Executive Officer


                                          /s/ Gerald N. Kern
                                         ---------------------------------------
                                         Gerald N. Kern